DOUGHP, LLC

Financial Statements

December 31, 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

DOUGHP, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
DOUGHP, LLC
San Francisco, California

We have reviewed the accompanying financial statements of DOUGHP, LLC (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and members' equity and cash flows for the period from April 20, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

July 31, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

DOUGHP, LLC

Balance Sheet
December 31, 2017

<u>Assets</u>

Current assets:		
Cash	$	56,600
Inventory		1,493
Total current assets		58,093
Property and equipment, net		67,854
	$	125,947

<u>Liabilities and Members' Equity</u>

Current liabilities:		
Accounts payable and accrued expenses	$	9,281
Members' equity		116,666
	$	125,947

See report of independent accountants and accompanying notes to financial statements.

DOUGHP, LLC

Statement of Operations and Members' Equity
For the period from April 20, 2017 (inception) to December 31, 2017

Sales	$	153,513
Cost of goods sold		25,439
Gross profit		128,074
Operating expenses:		
General and administrative		53,231
Salaries and wages		25,301
Rent expense		14,560
Advertising		10,101
Professional fees		5,038
Depreciation		1,850
Total operating expenses		110,081
Net income		17,993
Members' equity, beginning of period		-
Contributions from members		106,183
Distributions to members		(7,510)
Members' equity, end of period	$	116,666

See report of independent accountants and accompanying notes to financial statements.

DOUGHP, LLC

Statement of Cash Flows
For the period from April 20, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net income	$	17,993
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation		1,850
Changes in operating assets and liabilities:		
Inventory		(1,493)
Accounts payable and accrued expenses		9,281
Net cash provided by operating activities		27,631
Cash flows used in investing activities:		
Purchase of property and equipment		(69,704)
Cash flows from financing activities:		
Contributions from members		106,183
Distributions to members		(7,510)
Net cash provided by financing activities		98,673
Net change in cash and cash equivalents		56,600
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	56,600

See report of independent accountants and accompanying notes to financial statements.

DOUGHP, LLC

Notes to Financial Statements

1.   Summary of Significant Accounting Policies:

Nature of Business: DOUGHP, LLC (the "Company") was founded in 2017 and operates out of San Francisco, California. The Company operates retail locations specializing in the sale of edible and bakeable cookie dough.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Inventory: Inventory consists of cookie dough held for resale and is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. No valuation allowance was considered necessary at December 31, 2017.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation on property and equipment is computed using the straight-line method. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the related assets or the lease term, which is four years. Furniture and equipment is depreciated over their estimated useful lives, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the retail locations and upon shipment for items sold outside of the retail locations.

Advertising Expenses: Advertising costs are expensed as incurred and are included in operating expenses in the accompanying statement of operations and members' equity. Advertising costs were $10,101 for 2017.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment in the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through July 31, 2018, the date the financial statements were available to be issued, and has determined that other than the events disclosed in Note 4, there are no subsequent events to be reported in the accompanying financial statements.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31, 2017:

Furniture and equipment	$	54,718
Leasehold improvements		14,986
		69,704
Less - accumulated depreciation		1,850
	$	67,854

Depreciation expense was $1,850 for 2017.

3.   **Leases:**

The Company leases its retail location under a non-cancelable operating lease agreement that expires in 2021. The lease contains an optional renewal for sixty additional months upon the expiration of the initial lease term. Monthly rent expense is $529. The Company is also required to pay for various fees related to common area maintenance. The total rent expense related to this location was $529 for 2017.

Minimum future lease payments for the retail location at December 31, 2017 are as follows:

Year		Amount
2018	$	6,348
2019		6,348
2020		6,348
2021		6,348
	$	25,392

During 2017, the Company leased various kitchen and vendor space based on hourly rates. The total rent expense related to these locations was $13,782 for 2017.

4.   **Subsequent Events:**

Beginning March 2018, the Company signed a catering agreement to be a weekly food vendor at the Off The Grid: Fort Mason Center. The agreement contains a 10% revenue sharing fee and expires in October 2018.

Beginning June 2018, the Company signed an agreement as a subcontractor with a kiosk inside the AT&T Park stadium. The Company has rights to sell at all events occurring within AT&T Park. The agreement calls for a 35% commission split on gross sales and expires in March 2019, with an option for a one year renewal.